

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

October 29, 2010

Andrew Gordon, President
Coffee Holding Co., Inc.
3475 Victory Boulevard
Staten Island, New York 10314

   RE: Coffee Holding Co., Inc.
      Form 10-K for the Fiscal Year Ended October 31, 2009
      Filed January 28, 2010
      File No. 1-32491

Dear Mr. Gordon:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 8. Financial Statements and Supplementary Data, page 27

Notes to Consolidated Financial Statements, page F-9

1. We note that you operate in one segment. We further note on pages one and five that wholesale green coffee, private label coffee, and branded coffee are your core product categories, and on page nine that these are also the three areas you compete in. Please tell us the operating segment(s) that you have identified and in accordance with FASB ASC 280-10-50-1. Also further describe to us the factors used in your conclusion that you have one reportable segment, including your consideration of the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12, as applicable.

Note 2 – Summary of Significant Accounting Policies, page F-9

2.   Please tell us and describe in future filings what the commodities held at broker represent.

Income Taxes, page F-11

3.   We note that you currently have no federal or state tax examinations in progress. Please tell us and describe in future filings the tax years that remain subject to examination by major tax jurisdictions as required by ASC 740-10-50-15(e).

Revenue Recognition, page F-12

4.   We note that you generally recognize revenue at the time of shipment. We further note that you seek reimbursement from the shipper if a customer claims receipt of damaged goods. Please explain to us how you determined that the risk of ownership transfers at the time of shipment. In that regard, it appears to us that you have a standard practice of replacing goods that are damaged in transit which would cause the risks and rewards of ownership to remain with you until the goods are delivered to the customer.

5.   We note that returns and allowances are recorded when a customer claims receipt of damaged goods and are included in the determination of net sales. Please tell us if you estimate and recognize returns and allowances at the time of sale or if you only recognize returns and allowances when incurred. To the extent that you do not estimate and recognize returns and allowances at the time of sale, please tell us how you considered the requirements of ASC 605-15-25-1 to 25-4.

Part III, page 29

Item 10. Directors, Executive Officers and Corporate Governance, page 29

Incorporated by reference from the Company's Schedule 14A filed March 1, 2010

6.   Future filings should briefly describe the leadership structure of the company's board, such as whether the same person serves as both principal executive officer and chairman of the board. This disclosure should indicate why the company has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the company. See Item 407(h) of Regulation S-K. Please provide draft disclosure in response to this comment.

Item 11. Executive Compensation, page 29

7.   We note the reference on page 14 of the Definitive Schedule 14A filed March 1, 2010 to long-term incentives, including "stock options, deferred compensation

and fringe benefits." Please advise why you do not provide the table required by Item 402(p) of Regulation S-K.

8.   In future filings, please provide the disclosure required by Item 401(e)(1) of Regulation S-K. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company's business and structure. Please provide draft disclosure in response to this comment.

Part IV, page 30

List of Exhibits, page 30

9.   Please file the joint venture agreement with Caruso's Coffee, Inc. or tell us why it is not required to be filed. Similarly, please file the licensing agreement with Entenmann's Products, Inc. and continuing contracts or arrangements with material customers, or advise.

Form 10-Q for the Fiscal Quarter Ended July 31, 2010

Notes to Condensed Consolidated Financial Statements, page 5

10.   We note that the prepaid green coffee balance of $1,656,300 is approximately eight percent of your total assets at July 31, 2010. Please tell us what this line item represents. Also confirm that you will include accounting policy footnote disclosure for prepaid green coffee in future filings, as applicable, and provide us with the text of your proposed footnote disclosure to be included in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director